Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-155048, 333-163454, 333-117558 and 333-132031) and all documents to be filed under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of filing of such registration statement and until all of the common stock to which such registration statement relates has been sold or the offering is otherwise terminated of our report dated March 2, 2010 except for note 24, which is as of March 10, 2010, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of HQ Sustainable Maritime Industries, Inc. included in the Annual Report on Form 10-K for the year ended December 31, 2009.

/s/ Schwartz Levitsky Feldman LLP
Schwartz Levitsky Feldman LLP

March 15, 2010